Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-191114
Issuer Free Writing Prospectus dated January 20, 2015

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
 FIVE YEAR COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) (Moody’s / S&P)

Principal Amount:	$400,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	January 20, 2015

Settlement Date:	January 27, 2015 (T+5)

Maturity Date:	January 27, 2020

Coupon:	2.00%

Price to Public:	99.792%

Benchmark Treasury:	1.625% due December 31, 2019

Benchmark Treasury Yield:	1.294%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.044%

Interest Payment Dates:	Semi-annually on January 27 and July 27, commencing July 27, 2015

Optional Redemption:
At any time on or after December 27, 2019, the Bonds will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

At any time before December 27  2019, the Bonds will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if such bonds matured on December 27, 2019 discounted on a semi-annual basis at the Treasury Rate, plus 12.5 basis points, plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP:	637432NC5 / US637432NC57

Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC
BBVA Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 212-834-4533, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, Mitsubishi UFJ Securities (USA), Inc. by calling toll-free at 1-877-649-6848, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 and SunTrust Robinson Humphrey, Inc. by calling toll-free at 1-800-685-4786 .